Exhibit 99.3

MAGNA INTERNATIONAL INC. THIRD QUARTER 2026 RESULTS WEBCAST 26OCT30

DISCLAIMER:

This transcript is derived from a recording of the webcast. While efforts have been made to transcribe accurately, the following transcription may still contain inaccuracies, errors, or omissions. Readers are advised to refer to the webcast itself together with additional information about Magna, including in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent filings, available through the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

CORPORATE SPEAKERS:

Louis Tonelli

Magna International Inc.; VP of Investor Relations

Swamy Kotagiri

Magna International Inc.; President, Chief Executive Officer & Director

Phil Fracassa

Magna International Inc.; Executive Vice-President, Chief Financial Officer

PARTICIPANTS:

Dan Levy

Barclays Bank; Analyst

James Picariello

BNP Paribas; Analyst

Tamy Chen

BMO Capital Markets; Analyst

Alexander Perry

BofA Securities; Analyst

Tom Norian

RBC Capital Markets; Analyst

Jonathan Goldman

Scotiabank Global Banking and Markets

Rajat Gupta

JPMorgan Chase & Co; Analyst

Joseph Spak

UBS; Analyst

Brian Morrison

TD Cowen; Analyst

Mark Delaney

Goldman Sachs Group, Inc.; Analyst

MAGNA INTERNATIONAL INC. THIRD QUARTER 2026 RESULTS WEBCAST 26OCT30

PRESENTATION:

Operator^ Hello, everyone. Thank you for joining us. And welcome to Magna International Third Quarter Fiscal Year 2026 Financial Results Conference Call. (Operator Instructions)

I will now hand the conference over to Louis Tonelli, Vice President of Investor Relations. Please go ahead.

Louis Tonelli^ Thanks, Operator. Hello everyone. And welcome to our conference call covering our Q3 2026 results.

Joining me today are Swamy Kotagiri and Phil Fracassa.

Yesterday, our Board of Directors met and approved our financial results for the third quarter of 2026 and our updated outlook.

We issued a press release this morning outlining both of these. You'll find today's press release, conference call webcast, the slide presentation that go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements.

Please refer to today's press release for a complete description of our safe harbor disclaimer.

Please also refer to the reminder slides included in our presentation that relates to our commentary today.

With that, I'll pass it over to Swamy.

Swamy Kotagiri^ Thank you, Louis. Good morning everyone. And thank you for joining us today. We appreciate your time and interest. Let's get started.

I am pleased with our performance this quarter. We delivered another strong quarter with continued margin expansion, reflecting disciplined execution and progress across a number of areas.

In the quarter, sales were down 4%, reflecting lower light vehicle production and our previously announced dispositions. However weighted organic growth over market was positive.

Adjusted EBIT was up 11%, while adjusted EBIT margin expanded 90 basis points to 6.8%, and adjusted EPS rose 38% to $1.83. These results reflect continued progress in our operational excellence initiatives and success in resolving commercial items including some pull forward from Q4.

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Most notably, we continue to see improvement in the underlying operating performance of the business. Our strong free cash flow is further evidence of the continued improvement in our operating performance and the cash-generating capability of the business.

During the quarter, we generated $950 million in operating cash flow and $584 million in free cash flow. And we ended the quarter with leverage well within our targeted range and $1.4 billion in cash on hand which provides continued financial flexibility.

Supported by our strong year-to-date performance, we updated our full year 2026 outlook. We lowered our sales expectations to reflect reduced vehicle production in China and unfavorable program mix and narrowed our range for adjusted EBIT margin. However we maintained the midpoint of our outlook range for adjusted EPS.

In addition, we raised our outlook range for free cash flow, again, reflecting our year-to-date momentum and confidence in our cash flow trajectory. Together, these updates demonstrate our ability to absorb lower production and still deliver improved profitability and cash generation.

We remain steadfast in executing our proven cash allocation framework. We continue to invest in our business to support further profitable organic growth while returning significant capital to shareholders.

During the quarter, we returned $658 million to shareholders including $529 million through share repurchases. We completed our existing buyback authorization in October, repurchasing the remaining 1.3 million shares and our Board approved a new NCIB for 25.8 million shares.

And lastly, we closed on the sales of our rooftop and North American lighting businesses in Q3 and expect to complete the remaining divestitures in the fourth quarter.

I would like to take a moment to highlight our Complete Vehicle segment which is ramping up business globally and demonstrating the value of our flexible vehicle manufacturing model.

In Mesa, Arizona, we are launching and ramping up two new vehicle programs for Waymo in our existing upfitting facility.

In Graz, Austria, we assembled six vehicles in total for XPeng and GAC. We are launching the G9L, our fourth model in Graz supporting Xpeng’s European localization strategy.

We also produced two GAC models including the Aion UT launched earlier this year.

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And in China, our joint venture is ramping up production of all new Alpha T7, the fifth Arcfox model produced by the joint venture.

These programs demonstrate our ability to support new and established customers across regions through flexible state-of-the-art manufacturing. They are also generating discussions with additional customers and creating opportunities to bring more Magna systems content to new vehicle programs.

We also continue to win new business across our core product areas. We were awarded a transfer case rear-drive module and front-drive unit for a North American-based global OEM. This new program which launches in 2028, adds to our leading market position in 4-wheel drive.

We were also awarded incremental actuator content for a smart latch system, we currently supply to a North America-based global OEM.

The global program launches in 2027 spans our three key markets and supports new global regulation requirements. The wins reinforce Magna's strong technology position in leading product areas.

Lastly, our commitment to innovation continues to be recognized by the industry. Three of our technologies are finalists for Automotive News, PACE awards, and two are finalists for PACE Pilot awards. Winners will be announced in November.

These finalists span a number of our capabilities demonstrating our strong position across our portfolio.

With that, I'll turn the call over to Phil.

Phil Fracassa^ Thanks, Swamy. And good morning, everyone.

I'm going to begin on Slide 15 with a summary of our strong third quarter results.

Sales were $10.1 billion in the quarter, down approximately 4% from last year. Adjusted EBIT margin improved 90 basis points to 6.8%. Adjusted earnings increased 38% to $1.83 per share. And free cash flow was strong at $584 million. Each of these metrics exceeded our expectations and continued the momentum we saw in the first six months of the year.

Now I'll take you through some of the details.

Let's start with sales on Slide 16.

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As I mentioned, third quarter sales were down about 4% overall compared to last year. Excluding divestitures and foreign currency translation, sales declined 2.1% organically. By comparison, global light vehicle production declined about 3% in the quarter.

On a Magna-weighted basis, we estimate light vehicle production was down 2.6%. This translates to a positive growth over market for Magna of about 0.5% on a consolidated basis and 1% excluding complete vehicles.

Looking at the sales walk, volumes, launches and other reduced sales by $150 million. The decrease mainly reflects lower light vehicle production, the end of production on certain programs including the Ford Escape and normal course customer price concessions. These factors were offset partially by new program launches including the Jeep Cherokee and the Mercedes-Benz GLB and GLC.

Complete vehicle sales declined $74 million organically despite higher unit volumes. The higher volumes were driven by new programs Xpeng and GAC in Graz, where sales are recognized on a value-added basis.

Volumes with other customers, where sales are generally recognized on a full cost basis, declined year-over-year, including end of production for the BMW Z4 and Toyota Supra. This mix shift resulted in net lower assembly sales dollars but at higher margins.

Engineering revenue was also lower, in line with our expectations. The rooftop systems and completed lighting divestitures reduced sales by $165 million in the quarter.

And lastly, foreign currency translation reduced sales by $14 million, reflecting a net stronger U.S. dollar.

Now let's move to EBIT on Slide 17.

Third quarter adjusted EBIT was $683 million, an increase of $70 million or 11% versus last year. Adjusted EBIT margin was 6.8%, an improvement of 90 basis points.

Operational, volumes and other contributed about 120 basis points to margin in the quarter. The improvement mainly reflects net favorable commercial items, and the impact of operational excellence initiatives, net of normal course customer price concessions.

We also benefited from prior restructuring actions as well as the divestitures which were running at margins below (inaudible). These factors were offset partially by lower earnings on reduced organic sales volumes, unfavorable net foreign exchange impacts and higher profit sharing and incentive compensation.

In addition, lower net tariff costs contributed approximately 30 basis points to margins.

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Costs were slightly lower, and we're getting recoveries faster than we did last year.

While the tariff situation continues to evolve, we currently expect that our full year net tariff headwind will be similar to what we experienced last year.

Higher commodity costs reduced margins by about 50 basis points. As we have noted in prior quarters, we continue to experience inflation across several key commodities. While this was a headwind in the quarter, we do expect to substantially mitigate or recover these increased costs over time.

Lower equity income reduced margins by around 10 basis points. This mainly reflects the impact of lower sales, unfavorable product mix and higher income tax expense at certain affiliates accounted for under the equity [method].

Looking below the EBIT line on Slide 18.

Interest expense was $30 million lower than last year. The improvement was driven by some discrete interest expense last year that did not recur as well as reduced seasonal short-term borrowings supported by our strong cash flow.

Our third quarter adjusted tax rate was 22.4%, an improvement of 410 basis points versus last year and better than our expectations.

For the full year, we now expect an adjusted tax rate of approximately 22%. And third quarter adjusted EPS increased 38% to $1.83, reflecting the higher net income and a 6% reduction in diluted shares outstanding from share repurchases completed over the past 12 months.

Next, let's take a brief look at our business segment performance which is summarized on Slide 19.

We were impacted by lower global light vehicle production across the business.

In Power & Vision, Reported sales also reflect the rooftop and completed lighting divestitures. Excluding divestitures and foreign currency translation, PV sales increased approximately 2% organically in the quarter.

In Seating, sales were negatively impacted by a major changeover at Ford's Louisville plant as well as retooling at BMW Spartanburg plant for upcoming planned program launches.

And in complete vehicles, sales declined 8% as expected despite higher unit volumes as lower sales on full cost programs and lower engineering revenue were only partially offset by new value-added programs and higher margins with Chinese OEMs in Graz.

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Turning to EBIT.

On the Exteriors & Structures, Power & Vision, and Complete vehicles all posted notable year-over-year improvements in adjusted EBIT dollars and margins, reflecting strong operational execution.

P&V also benefited on the margin line from the divestitures and complete vehicles benefited from favorable mix.

And in Seating, margins were down as expected, mainly reflecting the decline in sales for the program changeovers I mentioned earlier.

Now let's look at cash flow on Slide 20.

In the third quarter, we generated $950 million in cash from operations, an increase of $38 million from last year, driven by higher earnings and improved working capital.

Investment activities in the quarter included $307 million in CapEx and $75 million for investments, other assets and intangibles, offset partially by proceeds from normal course asset disposals.

Netting everything out, we generated free cash flow of $584 million in the quarter which was slightly above last year and ahead of our expectations.

We continue to return cash to shareholders in the third quarter with $129 million in dividends, along with $529 million through share repurchases.

During the quarter, we repurchased 7.9 million shares under our current NCIB buyback authorization which left us with just over 1 million shares remaining at the end of September.

As of today, we will have repurchased all remaining shares. That's a total of over 25 million shares over the past 12 months. And as Swamy mentioned, yesterday, our Board approved a new NCIB buyback authorization which is expected to take effect in November.

Turning to Slide 21.

Our balance sheet and capital structure remain strong. At the end of September, we had close to $5 billion in total liquidity including $1.4 billion of cash on hand. This is despite the significant return of capital during the first nine months of the year.

MAGNA INTERNATIONAL INC. THIRD QUARTER 2026 RESULTS WEBCAST 26OCT30

Looking at leverage.

Our net debt to adjusted EBITDA was under 1x, and our rating agency leverage was 1.4x at quarter end. These are both within our targeted ranges which provides significant financial flexibility and puts Magna in a great position to continue investing in the business and returning capital to shareholders.

Next, let me cover the macro assumptions underpinning our current outlook on Slide 22.

Compared to our July outlook, we've reduced our China production estimate by 800,000 units. We also updated our foreign currency assumptions to reflect recent exchange rates. Our full year outlook now assumes a slightly stronger Canadian dollar, euro and Chinese yuan relative to the U.S. dollar.

Moving to Slide 23.

We are revising our full year sales outlook primarily to reflect our assumption through lower vehicle production in China and unfavorable program mix compared to our previous outlook.

Despite the lower sales outlook, we continue to expect strong year-over-year margin expansion. We are narrowing our outlook for adjusted EBIT margin to a range of between 6.3% and 6.5%. Our midpoint of 6.4% represents an improvement of 80 basis points from last year on slightly lower sales at the midpoint.

We are also narrowing our adjusted EPS outlook to a range of between $6.85 and $7.15 per share. The midpoint which is unchanged at $7 per share, represents an increase of 22% versus last year.

And finally, we are raising our free cash flow outlook to between $1.85 billion and $1.9 billion, an increase of $75 million at the midpoint, mainly reflecting lower planned capital spending. The updated outlook represents free cash conversion of approximately 100% of adjusted net income.

With respect to other key assumptions, we expect CapEx to be approximately $1.5 billion compared to our previous range of $1.5 billion to $1.6 billion.

We're planning for slightly lower interest expense and we expect a lower adjusted tax rate of approximately 22% compared to 23% previously reflecting a more favorable mix of earnings.

And finally, our assumptions for equity income at the midpoint and diluted shares remain unchanged.

That's it for the financial review. And now I'll turn it back to Swamy to wrap things up. Swamy?

Swamy Kotagiri^ Thank you, Phil. Before we take your questions, let me summarize.

MAGNA INTERNATIONAL INC. THIRD QUARTER 2026 RESULTS WEBCAST 26OCT30

We delivered a strong third quarter with meaningful growth in adjusted EBIT margin and adjusted EPS. Just as importantly, we generated strong free cash flow, reinforcing the quality and sustainability of our earnings. These results reflect the continued progress we are making through disciplined execution and operational excellence across the company.

Looking ahead, our updated 2026 outlook reflects our confidence in Magna's ongoing operating performance. We remain focused on sustaining our momentum in margin expansion, earnings growth and free cash flow, while continuing to execute our disciplined capital allocation strategy.

We completed our previous share repurchase program, and the Board has approved a new authorization. This positions us to continue returning significant capital to shareholders while investing in the business.

Overall, we believe Magna is well positioned to deliver continued margin expansion, EPS growth and attractive shareholder returns.

We hope to see many of you in November at our investor event in New York City, where we will go into detail on our strategy, key initiatives and long-term financial outlook.

Thanks for your attention. Now operator, let's open it up for questions.

QUESTION & ANSWER:

Operator^ (Operator Instructions) Your first question comes from the line of James Picariello from BNP Paribas.

James, we will return momentarily. Your next question comes from the line of Dan Levy from Barclays.

Dan Levy^ First, just wondering if you could unpack maybe some of the items within the quarter, you said there was timing of commercial recoveries. Maybe you could just outline a bit more the magnitude of those? And maybe just give us a little more sense those were for commodities, if those are for vehicle programs? And then what's onetime versus maybe the right sort of on a run rate basis going forward, the right way to think of it?

Swamy Kotagiri^ Yes. Maybe I'll start off with the high level and Phil can jump in with some of the details.

The commercial and tariff recoveries benefited Q3 and some favorable commercial items moved forward from Q4. But I would say that's not the full explanation of the full improvement. We delivered meaningful productivity and efficiency gains, operational excellence benefits and restructuring benefits which helped absorb significant commodity pressures.

MAGNA INTERNATIONAL INC. THIRD QUARTER 2026 RESULTS WEBCAST 26OCT30

So if I had to summarize it, I would say, timing helped the quarter, but the underlying operating performance is what helped the improvement and will serve as a trajectory going forward.

Phil Fracassa^ Yes. The only thing I would add there, Dan, is you're right, the operational volume and other bucket, if you will, added 120 basis points overall to margins.

The two biggest positives would have been commercial and operational excellence. Swamy talked about the operational excellence. As we've said many times, we're still in the early innings there and expect that momentum to continue.

On commercial, I would say it was in that particular bucket, it was probably a combination of volume-related commercial and some commodity-related commercial, although commodities was a net headwind in the quarter. We actually show that in the different buckets. So it was mainly commercial related -- or volume-related, commercial some pull ahead from Q4.

The only thing I would say is we still expect margins in Q4 despite the pull ahead into Q3, still expect margins in Q4 to step up from Q3 despite lower volume, despite commodity cost, despite actually commercial probably flipping negative on us in Q4.

So we do believe the margin performance when you peel it all back, is sustainable. And as we've said before, we think the midpoint of the full year guide when you look at 6.4%, the midpoint, we do believe that is a structural jumping off point as we head into 2027.

Dan Levy^ And just to clarify, within that, the commodity cost that you said was a net headwind. Is the view, I assume, over time is that you should get full recovery to make it EBIT dollar neutral. And so it's just a matter of the timing. Is that correct?

Phil Fracassa^ Yes. That is correct. We signaled it probably last quarter, was modest impact in Q2. It stepped up in Q3 to the 50 basis points that you see. We're expecting probably a comparable headwind, maybe even a little bit higher in Q4. And it is a timing issue.

It really is across think of DRAM and related electronic components, you can think of resins and some aluminum that we buy from Tier 2s and the like that's embedded in components, if you will. And that is where we -- it does take some time to get recoveries from customers.

I would tell you, we've gotten some 50 bps you see as sort of the net headwind for the quarter. Conversations, I would say, are constructive.

But what we don't recover this year, the plan would be to substantially mitigate or recover in 2027.

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Dan Levy^ Great. As a follow-up, one of the automakers mentioned on their call that for one of their new vehicles, they want to bring castings in-house. And we've heard this from others as well this idea to do sort of gate casting.

So BES, obviously you've got some big customer relationships there, and it's pretty chunky content. Maybe you could just talk about the trend by some of the automakers to bring some of the casting in-house and whether that's at all a risk to you?

Swamy Kotagiri^ The simple answer, Dan, no. The reason I say that is as we continue to have conversations with various customers, actually in all regions of the world, North America, Europe and China.

If anything, we are continuing to see more interest in our capability and bringing forward some inventive or innovative ideas on doing castings on a pretty large scale, right, in the 6,000, 7,000 ton type machines. And some of the technologies we are bringing which we got PACE Awards last time in terms of the alloy development in terms of joining technologies and so on.

And we're able to show some solutions there where two or three castings which bring together significant consolidation of parts, but at the same time take into account reparability and maintenance and so on and so forth.

So all in all, a lot of interest, we are not seeing any negative influence. We are actually pretty enthusiastic about that process and product.

Operator^ Your next question comes from the line of James Picariello from BNP Paribas.

James Picariello^ All right. Second time is a charm, sorry about that.

So I know we're going to get all the details we want in just two weeks at the Investor Day. But as we think about free cash flow and consider the strength in Magna's free cash flow and buyback commitment. Can you confirm the amount of EV recoveries in the outlook, in the free cash flow outlook for this year? And just high level, how you're thinking about the puts and takes for the trajectory into next year?

Phil Fracassa^ Yes. Sure, James.

I would -- we talked in the first quarter that we had a large EV recovery from a North American OEM, and we had talked at that time that it was north of $450 million. We got probably a little bit more in Q3.

So as we're sitting here today, I'd probably round the number to about $500 million in the year. And again, some of the -- and that would have been sort of cash received. We do have some go-forward impacts as well.

MAGNA INTERNATIONAL INC. THIRD QUARTER 2026 RESULTS WEBCAST 26OCT30

But as we look at the free cash flow, it's been very strong earnings, very good working capital management. And then obviously CapEx coming in at the full year guided around kind of 3.6%-ish of sales. So feel really good about the free cash flow not only in 2026. I'll talk about go forward in a moment.

But balance sheet is in great shape. So we ended the quarter with great liquidity, the balance sheet is in really good shape. We renewed the NCIB. So we feel really good about the cash generation of the business and the ability to continue returning significant capital to shareholders moving forward.

And as you step forward to 2027, obviously those recoveries won't repeat, but the combination of stronger earnings, again, continued focus on working capital and CapEx. We do believe the free cash flow of the business will remain strong, and we'll continue to be supportive of everything we want to do.

James Picariello^ Got it. That's great to hear.

And then the Power & Vision, the growth over market was a clear positive again this quarter, with the full year guide implying another strong showing for the fourth. Can you speak to any key factors driving this improvement either from a product or a favorable customer mix perspective? Or is the growth mainly driven by new business backlog contribution? Just any color on the Power & Vision growth inflection would be helpful.

Swamy Kotagiri^ I think you have summarized it, Power & Vision, as you saw, declined 2% in the sales side of things including the divestiture effects, and the margin improved about 150 basis points and standing at 6.6%.

The improvement in this case or in this segment definitely was less about commercial recoveries and more about strong operational execution. I would say it's continued traction from our operational excellence initiatives, and it's truly becoming foundational, and we are starting to see that.

It's definitely a trajectory going forward. And I don't think there is any one particular product that stands out. Definitely, the launches of some of the programs that we've been working being a normal cadence and normal run rates definitely helps. And the discipline in engineering and launches is the other third.

So all in all, I would sum it up as the different headings under the operational excellence is what's giving us the jump in the profitability.

James Picariello^ Yes. No. It's great to see that low to mid-single-digit core growth.

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Operator^ Your next question comes from the line of Tamy Chen from BMO Capital Markets.

Tamy Chen^ First, I just want to start on the Seating side. Can you remind us again, in North America, I think there is the fairly sizable replacement or a refresh program that will come. When do you launch that?

And when we think about overall Seating margins as we go towards that launch, like is this refresh or a new program meaningful enough to potentially move those segment margins back to pre-pandemic? Is that how we could think about it?

Swamy Kotagiri^ I think a couple of things, right? The program change over at Ford Louisville and BMW Spartanburg, are the ones that are having impact. As they come back into come back online, you'll see the Seating -- come back to what I would call the normal cadence.

If you look at it from last year to how we've been progressing, we are satisfied and seeing what we expected there other than the program changeovers. And the October full year margin outlook is 3.1% to 3.3%, right? So if you take the midpoint 3.2%, that's in line with what we've been talking about.

And with the program launches coming in play and the one big program that you mentioned, will be fully launched by this time next year. It started now and it's phasing, right? And we feel pretty confident in how the launch is going, how the economics are working out. And when all of this comes back, I would say kind of go back to what I always said about seeing good returns business. We are seeing the trajectory we wanted.

So this quarter seems a little bit off, but that's because of the changeovers. All in all, it's following the trajectory we had in plan.

Phil Fracassa^ Yes. The only thing I would add is that we'll still -- it's still more of the impact of the BMW because that's sort of launching kind of as we speak, but we'll feel it's more in ‘27, whereas Ford Louisville will be sort of mid-next year. So that will be kind of a midyear ramp, if you will.

But as Swamy said, the margin this quarter, while they were down year-over-year, we're actually better than we anticipated coming into the quarter because obviously that's a lot of volume to lose albeit it's temporary, if you will. But the team did a great job on operational excellence and some commercial items to kind of protect margins and moving forward.

As Swamy said, with the new economics and the volumes coming back, we feel really good about the ability of seating margins to get back where they were.

Tamy Chen^ Good to hear. Got it. And my follow-up question is the bigger picture, I think you'll talk more about it at the Investor Day as well. But curious if you can give any insights right now.

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Your overall operational excellence journey. If you had to describe what inning do you think we're at? What's still to come? I think one of the areas is your Factory of the Future, just continuing to roll out in more facilities. So if you can give any sort of numbers to help us assess how far along? And how much more there is to come from there.

Swamy Kotagiri^ Tamy. At the Investor Day, you'll definitely hear from us about a little bit more detail on how our strategy is evolving. We'll talk about our growth over market priorities and definitely more color on the operational excellence initiatives.

I won't put a number on it, but I would still say it's early innings. We are enthused about -- and you've seen the traction of what -- shout out to the Magna team, everybody on the shop floor, they're sticking to it, doing it. So with all gratitude towards them, we still feel pretty good about how we're doing. And then we'll also obviously touch on the medium- to long-term financial framework when we come to the Investor Day.

Operator^ Your next question comes from the line of Alex Perry from Bank of America.

Alexander Perry^ I guess first, I just wanted to ask a little bit more about the change in the guide for this year. Specifically on China, is there any visibility on China improving? How conservative is -- would you say the outlook is at this point with the volatility and visibility you have in that region? And then maybe just walk us through how China sort of varies versus the other regions in terms of the visibility profile given some of the fragmentation there in the market?

Swamy Kotagiri^ Alex, as you said, China is pretty dynamic in terms of local consumption versus exports, the dynamics between the Chinese OEMs and the Western OEMs and so on.

From our perspective, China vehicle production declined 7% in Q3, and our impact was roughly about 10%. And if you peel the onion back a little bit, you'll see that the three German OEMs groups collectively declined approximately 28% in the quarter.

So contextually, Magna, when we started, we had a much bigger share with the Western OEMs. But over the last decade, I would say we've grown at 10%-plus CAGR in China. And today, we are about 65% business revenue is with the Chinese OEMs in China.

So we have evolved pretty well. We continue to grow in the long term, pretty good. It's an important market for us.

And from a financial metrics, I would say we are satisfied and continue to be good and accretive. It's a little bit lumpy is how I would characterize it, but our focus remains on the right customers, platforms, products and definitely returns.

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Alexander Perry^ Really helpful. And then I wanted to ask a little bit about what you're doing with some of the AV players. So maybe help us think about contextualizing the size of the Waymo business, what you're doing there. Could that become significant over time? And then are you targeting other robotaxi and AV players that are trying to integrate a lot of pieces in the various tech stacks?

Swamy Kotagiri^ Yes. I think generally, AV is the -- first of all, I think from a component systems perspective, we've been pretty clear that our focus really is on, call it, the driver assist systems, right? And if there is alignment in terms of our product strategy where we can support the AV players in sensors and systems and so on, absolutely, yes, and we continue to explore that opportunity.

Specifically with Waymo, it's our complete vehicle group that has brought value in terms of the upfitting for Waymo. And as we talked about, we are adding more models there. That model will continue to be explored in other areas, but with other customers and other regions.

But again, it's got to be something long term, something that's more partnership and value driven. But we continue to look at it, but we are very, call it, disciplined and cautious in how we go about it.

Operator^ Your next question comes from the line of Tom Norian from RBC Capital Markets.

Tom Norian^ The first one is on European capacity. It looks like you took a charge in P&V, $76 million in Q3, just curious what was behind that? We know Jim Farley on the Ford call was saying that Europe has just too much capacity. And then this is coupled with Chinese export coming into Europe.

So curious if you expect to see more capacity cuts in Europe at P&V in Europe or perhaps in other segments? And then I have a follow-up.

Swamy Kotagiri^ I think like we've been talking about, call it, consolidation, restructuring closures, all of it over the last four years, and we've done that with 41-plus divisions. A significant portion of that was in Europe.

My point being, it's been a continuing journey. So we have been flexing from the times when Europe saw like 21 million, 21.5 million units to the current 17 million plus units. So we work along with it. We still are very careful and continue to watch it.

I feel pretty comfortable. Again, this is part of the operational excellence, right, being able to react quickly, be agile and be resilient. So there's a little bit more work but nothing that I would call a heavy lift from Magna perspective for Europe.

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Tom Norian^ Okay. And then on the buyback plan that I think is 10% of the [float] through, I think, November next year. Your leverage is quite low. I know we'll hear more on the Investor Day on this. But the implication is potentially that you're maybe leaving some room for M&A and reinvesting in the business, perhaps in some nonautomotive areas.

Again, I don't want to steal the thunder here, but is that a fair assumption to make that the buyback plan, which is big, but it is maybe potentially leaving some room for other things, too?

Swamy Kotagiri^ So I think for us, the capital allocation principles were pretty straightforward. So I think focused really on the organic profitable growth that remains very disciplined in terms of going after programs and how we grow.

As I said before, Tom, and I think it still holds we are pretty happy with the portfolio the way we have it today. I don't really see a significant or transformative M&A could we see some small tuck-ins that would help our strategy, yes. So it would be looking at externalities that dynamics of their economic conditions and so on and so forth, maintain our financial flexibility and leverage ratios. And the rest, I think, would be share buybacks and dividends as we see it, as we have done.

Phil Fracassa^ Tom, I would only add that I would probably look at it a little bit different. So we had 10% available to buyback this year, and we've bought back the entire 10%. We have been able to take leverage down. We have been working to bring our leverage down within our range. We're slightly below the top end of our targeted range.

We don't feel a need to certainly delever from here. And I do think it puts us -- if anything, puts us in great position as we look ahead to next year from a capital return standpoint. And as Swamy said, continue to invest in the business and then maybe a tuck-in here or there.

But I do feel like the balance sheet capacity we have, we certainly -- we certainly intend to put it to use similar to what we did this year.

Operator^ Your next question comes from the line of Jonathan Goldman from Scotiabank.

Jonathan Goldman^ Could you just remind us if you've updated your expectations for growth over market this year?

Phil Fracassa^ Yes. Great question, Jonathan.

So given the updates to the volumes that we made in this current outlook, in the quarter, we were slightly above 1%, growth over market, roughly 1%, excluding complete vehicles.

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Right now for the full year, we're probably looking at closer to flattish all in and up 1%, excluding complete vehicles. So a little bit little bit down from what we would have guided to last quarter, mainly as a result of the updated volume estimates.

And then as we peel the onion back in terms of programs that we're on, Swamy talked about the dynamic in China and then as well as we do -- we did have a customer in North America and a customer in Europe add some planned downtime in the fourth quarter where we do have quite a bit of content with those customers. So as we kind of pulled it all together, it did bring it down.

But if you take a step back, as we've said all along, really, the downtime and some of the impacts in China. China is going to move around a little bit. The downtime is really temporary, if you will.

We still feel really good about our ability to generate positive growth over market. We've talked about low to mid-single digits in the past. It's not going to be that number every quarter or every year, but really nothing has changed in terms of our long-term view on that.

Jonathan Goldman^ And that's a good dovetail to my next question. Maybe by this point in the year, would you describe your level of visibility on Q4 production? And do you have any early reads on light vehicle production, the environment based on some of the commentary you're talking about downtime and kind of that something coming back and kind of the macro environment you're seeing in your various regions?

Swamy Kotagiri^ Yes. I think as we go through the planning process as we're going through right now for 27, we consider, call it, the tribal knowledge of the programs that we have, obviously discussions with the customers and looking at the outside -- kind of seems to be a little bit softer.

We haven't gotten a final answer to that yet. We'll get through the planning process and know it. And that's how we are going into it planning. But we will get back a little bit more detail, Jonathan, when we come into February, right? Right now, it will be premature to put numbers on it.

But I would say our biggest focus is assuming a flattish market and how do we continue the momentum we have in our self-help or operational initiatives. And that's what I think will give us the confidence, right, of moving forward. So more color to come.

Jonathan Goldman^ No. That's fair and definitely see the progress from the operational excellence is coming through.

And I guess related to that, if I can squeeze one more in on free cash flow. I think it's going to be the second year in a row, you're doing close to $2 billion, maybe $1.875 billion, $1.9 billion. Is there anything that sticks out that's unusual in this year, last year? Or should this be kind of like the go-forward run rate free cash flow conversion and maybe upside if you're able to squeeze more out on the operational excellence.

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Phil Fracassa^ Yes. No, great question, Jonathan.

So if you look at last year and this year free cash flow, we're quite good in both years, over 100% conversion on adjusted net income last year and the midpoint of the guide would imply right around 100% conversion on adjusted net income this year. So really strong performance.

We did have some recoveries last year related to some EV investments. We had some -- we did have some recoveries, as I talked about earlier, this year.

But moving forward, as we've talked about with earnings growth, strong working capital management and discipline around CapEx. We do expect a strong free cash flow to continue. It's a little early to talk about 2027. But even with those recoveries not recurring, we do expect to continue to generate strong conversion on net income, strong free cash flow which should be very supportive of our capital allocation strategy.

Operator^ Your next question comes from the line of Rajat Gupta from JPMorgan.

Rajat Gupta^ I just -- I wanted to follow up on the AV and robo-taxi opportunity. We keep hearing a lot from both Western and Chinese OEMs about insourcing a lot of the work, particularly the higher value software there, et cetera. I'm curious as your conversations have progressed on the opportunity.

What has changed versus what has been intact in terms of where you're playing across that ADAS stack, and are there any opportunities either from an M&A side that can help you enhance your stack in the future. Just curious what's the latest there? I have a quick follow-up.

Swamy Kotagiri^ I think the way -- again, I've said we kind of looked at domain as driver assist systems, and call it, full autonomy.

As you look into the story of the driver assist depending on who we talk to, let's say, the in generic terms, L3 or L3++ scenario. There's a lot of discussions, as you said. And it depends on the region and also depends on the type of the vehicle, whether you have sensors that have edge compute and that architecture there, some which are talking about zonal architecture, and then there are some which is complete central compute.

If you sit back and look at it from the ability to provide either edge compute or sensors that support the central or zonal architecture, I would say we are pretty well positioned in being able to support that. Not just giving them the pieces of it, but actually the integration of all of these systems put together and be able to provide a feature that our customers want and ultimately the consumers want, I think we're in a decent place.

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We have to be a little disciplined, like you said, until there is a little bit of a clearer path on which way it goes and it's different by regions and what the chip strategies are. So I think they're a little bit cautious at this point in time.

I would be focused on continuing to expand our strength rather than look at any inorganic activity at this point in time.

We feel pretty good where we are. We'll stay disciplined and focused, and be deliberate on the customers and programs we pick, and we're watching.

Rajat Gupta^ Understood. That's helpful. And then just wanted to follow up on the commodities headwind. I'm curious versus the prior outlook, how much higher is the margin headwind from commodities? And within that, what parts are just indexed and easily recoverable versus -- which is what you might have to offset with more internal initiatives?

Phil Fracassa^ This is Phil. So I would say it definitely got worse since the last outlook. I don't have the exact number, but certainly incrementally worse, both in Q3 and Q4 versus the prior outlook. And obviously, we actually are doing a little bit better on operational excellence which is helping to mitigate that a little bit.

But when you take a step back, you look across key commodities, steel and aluminum were pretty well covered with resale programs with customers or index pass-throughs, if you will. We do have some exposure on aluminum from Tier 2s, if it's embedded in components and the like.

On resins, we've said we have about 40% that's protected through indexes, the rest we would have to negotiate commercially with the customer to get recoveries for.

And then the bigger thing that really is continuing to escalate probably the biggest driver behind what we saw in the second half has been the DRAM and the related electronic components, whether it's the boards and the like, we're seeing increases there as well and on most of that, the vast majority of that is where we have to negotiate with our customers for recoveries.

And as I've said, that's ongoing. We've actually secured some already. The conversations have been real constructive. But the headwind we saw in Q3, we'd expect another headwind, I would say, of a, call it, similar size in Q4 and then obviously work to recover or mitigate the impact of those items as we move into next year.

Operator^ Your next question comes from the line of Joe Spak from UBS.

Joseph Spak^ Maybe, Phil, if we could just sort of recap. I mean you sort of made the 6% and 6.4% sort of jumping off point and like we could all make our own volume assumptions. And then you talked about operational excellence which is still in the early innings, but that some of that might get eaten away by the inflation headwinds.

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I guess the question is really on that operational excellence. I think you were targeting 35 to 40 [basis points] this year and Swamy, you still sort of said it's early innings, but isn't -- and correct me if I'm wrong, but isn't some of the like the new contracts rolling on versus the old ones rolling off like part of that operational excellence? And shouldn't we -- are we through most of that? Or is there still more just more favorable contracts that still continue along that still support that operational excellence?

Swamy Kotagiri^ So Joe, I'll make a few points.

No. It's not just the new economics. When we talk about operational excellence, this is on top of that. And I don't think it's the right way to characterize that whatever we do is being eaten away by inflation. I think some of the inflation is the recoveries and the economics that we talked about.

On the other hand, what we talk about operational excellence is the self-help activities, right. So the rest -- at least the way we are looking at it is from last year to this year, about 1.5% less of revenue and about 80 basis points better in margin, right? So and that will continue, what I said was 35 to 40 basis points is what we said last time.

We're kind of tracking more towards 50 this year from the margin benefit. And if you ask me, like Phil said, if you take the midpoint of 6.4% on a flattish production environment, I would venture to say it's very likely for us to look at another 35 to 40 basis points going into next year on operational excellence.

Now you talked about externalities. That's anybody's guess, right? Production mix, interest rates, yes, that's industry driven.

So we are really focused on what can we do that's in our control, and that's what I'm talking about.

Joseph Spak^ Yes. Absolutely. That's helpful.

And then Phil, maybe just one point on the NCIB. I think last year, when you renewed it, there was some commentary about a commitment to sort of fully execute. Can we assume that again? Or is this a little bit play by ear as to sort of how much of that authorization you'll attack this year?

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Phil Fracassa^ Yes. No. Thanks, Joe.

What I would say is we -- you're right, back in February, we did indicate our intention to exhaust the current NCIB which we've done. We put the new one in place, it will take effect in a week or two.

I'm probably a little bit early to talk specifically about it. But as I said earlier, when we think about strong free cash flow and our expectation for that to continue. And the balance sheet being in great shape, I mean we are in a great position to continue to buy back a substantial amount of shares. And I would expect that we will have buybacks certainly in the fourth quarter that we'll be talking about next call if you will.

But in terms of being more specific in that, it's probably a little early and probably have some more to come on that.

Joseph Spak^ Okay. If I could squeeze one quick one in. Like just, your fourth quarter at the midpoint of the range, right, we could all sort of calculate that. But it is still like plus or minus like 9% on either side which are two months left seems a little bit wide. So any color commentary about just sort of how we should expect the year to finish up?

Phil Fracassa^ Yes. I mean I think you're right, we narrowed the adjusted EBIT margin down to 6.3% to 6.5% which probably 20 basis points on the full year with one quarter to go, it was maybe a little bit wide.

But again, I think we feel -- I would say, feel very confident in our ability to land in that range. And I would focus -- I would probably focus mainly on the midpoint of that range, plus or minus.

And yes, and I think when you think about the headwinds that got layered into the fourth quarter between volumes between mix, between commodity costs, et cetera, I think we feel really confident in the full year guide.

And the midpoint would imply roughly 7.3% margins in Q4 which is a step-up from Q3 despite incremental headwinds and then down only 20 bps from last year and you remember last year was a bit of a tough comp given the significant recoveries we got last year that we don't expect to recur.

Operator^ Your next question comes from the line of Brian Morrison from TD Cowen.

Brian Morrison^ I just have a couple of housekeeping. Phil or Swamy, can you just remind me what the complete vehicle assembly theoretical capacities in Europe. I think it was like 150,000 units several years back. And what is the volume capacity in Arizona and Asia?

And then second question, just quickly for housekeeping. Why the increase in the value of the euro in your updated guide? I realize that most of the year is over, but at $1.11 now directionally a little bit surprised it went up.

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Swamy Kotagiri^ You're right about the (inaudible) approximately 150,000 units, right, in our Europe facility. One in Arizona, it's not based on paint and body shop and so on. So it's flexible, I would say.

So it's just based on a little bit of footprint, but could be very agile. It's not as asset heavy or capital intensive. So that could flex pretty easily. So it's not constrained by anything.

Phil Fracassa^ And then on the currency, Brian, I would say -- I would just add, we generally tend to snap the line kind of at the end of the quarter, and that's kind of what we did this time around currency is going to move around.

You're right, the dollar euro probably sitting in probably $1.12 today, if you will. So a little bit little bit weaker than what we had guided.

But my experience, I think we consistently let this snap the line at the end of the quarter, and that's kind of what we did in this case.

Swamy Kotagiri^ And Brian, just to add one other thing in China, the complete vehicle assembly capacity is roughly about 180,000 just to complete the picture.

Operator^ Your next question comes from the line of Mark Delaney from Goldman Sachs.

Mark Delaney^ I'm looking forward to seeing you soon at the Investor Day.

I had another one on complete vehicles. I think EBIT for [Q] '26 for your current guidance is relatively flat year-on-year. Given all the work Magna is doing in AV upfitting as well as the growing business you're speaking about with the Chinese OEMs including in Europe, can you help contextualize what that all means for the ability to grow complete vehicles EBIT from here?

Phil Fracassa^ Yes. Sure. Sure, Mark.

So basically, what we're seeing in complete vehicles, obviously, this year has been impacted by lower engineering revenue has certainly been the negative. But on the positive side, the launches that we've seen with Chinese OEMs in Graz have gone very well. Those contracts are on a value-added basis. And that's really the model we're going to work going forward and complete vehicles is more on a value-added basis.

So the margins will be higher, revenue dollars will be a little bit lower. That's what's giving you the dynamic of lower revenue but higher margins, if you will.

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But moving forward, again, I do see -- we do see a path for continued growth in complete vehicles, whether it's Graz, in Arizona with the AV business, in Asia with some of the work we do there. And then again, with new programs coming in on value add, coupled with operational excellence and continuing to try to get better economics on programs that we launch. We do continue to see, I would say, upside on the margin in complete vehicles from here.

Mark Delaney^ Helpful color, Phil. My other question was on the BES business. Just wondering, you already mentioned the role Magna can play with castings and bringing innovative ideas there to OEMs. Could you also clarify whether you're seeing any change in how much stamping business may be available and how Magna can bring value to OEMs as one of the large European OEMs to speak about doing more in-house stampings on their earnings call this week.

Swamy Kotagiri^ Mark, to be short and simple, we are not seeing anything significant. I think it's one of our core groups, long-standing, and we continue to have discussions and inquiries from customers. I would say if there is a big program or if there is any consolidation, if there is any issues, we typically see customers reach out to us.

So I would say we definitely have a seat at the table, and we haven't seen, call it, any negative impact on the type of insourcing that if anything. We are one of the -- if not the only one that can do some of the things that OEMs do and they depend and ask us to be partners with them. So I'm pretty comfortable and optimistic about continuing that.

Operator^ At this time, there are no further questions. I would like to turn the call back to Louis Tonelli for closing remarks.

Louis Tonelli^ Okay. Thanks, everyone, for listening today. If you have any follow-up questions, please don't hesitate to reach out to me. Thank you for your interest in Magna. And have a great day.

Operator^ This concludes today's call. Thank you all for attending. You may now disconnect.